May 5, 2011

RE: Form 10-K for Fiscal Year Ended October 31, 2010, Filed February 1, 2011 for the following Company: AFH Acquisition IX, Inc., File No. 000-53070

United States Securities and Exchange Commission
Washington D.C. 20549-3561

Dear Ms. Jenkins:

We are in receipt of your letter dated April 15, 2011 regarding the form 10-K of AFH Acquisition IX (the “Company”), and have set forth below the Company's response.

Form 10-K for the Fiscal Year Ended October 31, 2010

Report of Independent Registered Public Accounting Firm, page F-1

1)
SEC Comment:  Please amend your Form 10-K to include a signed and dated opinion from your independent accountant.  In addition, please ensure that such opinion indicates the city and state where the report was issued.  See Rule 2-02 or regulation S-X.

Response:  We have contacted our auditors, EFP Rotenberg, LLP, regarding your comment.  They are in agreement with your correction and their report has been revised to properly reflect the relevant information.  Please see the 10-K/A filed on April 25, 2011.

In connection with our response to your comments and at your request, we would like to acknowledge the following:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us with any further questions or comments.

Sincerely,

/s/ Amir F Heshmatpour
President & Director
Principal Executive Officer
Principal Financial Officer